File No. 812-16054

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ROBINHOOD VENTURES FUND I

ROBINHOOD VENTURES FUND II

ROBINHOOD VENTURES FUND III

ROBINHOOD VENTURES LIGHTSPEED FUND

ROBINHOOD VENTURES DE, LLC

ROBINHOOD ASSET MANAGEMENT, LLC

ROBINHOOD MARKETS, INC.

ROBINHOOD EUROPE, UAB

ROBINHOOD ASSETS (JERSEY) LIMITED

85 Willow Road Menlo Park, CA 94025 (650) 761-7789

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:
Christian Lymn Aaron Ellias 85 Willow Road Menlo Park, CA 94025 (650) 761-7789

Copies to:

Christopher P. Healey

Davis Polk & Wardwell LLP

1050 17th Street, NW
Washington, DC 20036
(202) 962-7000
Christopher.Healey@davispolk.com

Oran Ebel

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

Oran.Ebel@davispolk.com

October 28, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ROBINHOOD VENTURES FUND I

ROBINHOOD VENTURES FUND II

ROBINHOOD VENTURES FUND III

ROBINHOOD VENTURES LIGHTSPEED FUND

ROBINHOOD VENTURES DE, LLC

ROBINHOOD ASSET MANAGEMENT, LLC

ROBINHOOD MARKETS, INC.

ROBINHOOD EUROPE, UAB

ROBINHOOD ASSETS (JERSEY) LIMITED

File No. 812-16054

: : : : : : : : : :

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

I.       SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Robinhood Ventures Fund I (the “RVI”), a Delaware statutory trust that is an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act;

•	Robinhood Ventures Fund II (“RVII”), a Delaware statutory trust that is an externally-managed, diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Robinhood Ventures Fund III (“RVIII”), a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act;

•	Robinhood Ventures Lightspeed Fund (“RVLS” and together with RVI, RVII, and RVIII, the “Existing Regulated Funds”), a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, diversified, closed-end management investment company and that intends to elect to be regulated as a BDC under the 1940 Act. RVLS was initially formed as “Robinhood Ventures Fund IV”. RVLS changed its name to Robinhood Ventures Lightspeed Fund on September 11, 2026;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	Robinhood Ventures DE, LLC, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves or will serve as the investment adviser to the Existing Regulated Funds (“Robinhood Ventures”) on behalf of itself and its successors;[2]

•	Robinhood Asset Management, LLC, a Delaware limited liability company that is an investment adviser registered under the Advisers Act (“Robinhood Asset Management” and, together with Robinhood Ventures, the “Existing Advisers”) on behalf of itself and its successors;

•	Robinhood Markets, Inc., Robinhood Europe, UAB (“Robinhood Europe”), and Robinhood Assets (Jersey) Limited (“Robinhood Jersey”), affiliates of the Existing Advisers that, from time to time, hold various financial assets in a principal capacity (in such capacity, the “Existing Proprietary Accounts”, together with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).[3]

[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.”

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means Robinhood Ventures, Robinhood Asset Management and any other investment adviser controlling, controlled by, or under common control with Robinhood Ventures or Robinhood Asset Management. The term “Adviser” also includes any internally-managed Regulated Fund.

8	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.       GENERAL DESCRIPTION OF THE APPLICANTS

Robinhood Markets, Inc. (“Robinhood Markets”) is a publicly traded holding company. Robinhood Ventures, Robinhood Asset Management, Robinhood Europe, UAB, and Robinhood Assets (Jersey) Limited are wholly-owned subsidiaries of Robinhood Markets. Robinhood Ventures, Robinhood Asset Management, Robinhood Europe, UAB, and Robinhood Assets (Jersey) Limited may therefore be deemed under control of Robinhood Markets. Robinhood Ventures may be deemed to control RVI, RVII, and RVLS by virtue of its position as RVI’s, RVII’s, RVLS’s investment adviser. Robinhood Ventures may be deemed to control RVIII when it is appointed RVIII’s investment adviser. All of the Applicants may therefore be deemed under the common control of Robinhood Markets.

A.	RVI

RVI is a closed-end, non-diversified management investment company that is registered under the 1940 Act. RVI commenced operations on September 5, 2025. RVI intends to qualify annually as a regulated investment company (or “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). RVI’s principal place of business is 85 Willow Road, Menlo Park, California, 94025.

RVI’s investment objective is to seek long-term capital appreciation. RVI’s business and affairs are managed under the direction of the Board of Trustees (“RVI Board”), composed of five Trustees, three of whom are not “interested persons” (as defined in the 1940 Act) of RVI (“Independent Trustees”).9

B.	RVII

RVII is a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. RVII commenced operations on March 16, 2026. RVII intends to qualify annually as a RIC under the Code. RVII’s principal place of business is 85 Willow Road, Menlo Park, California, 94025.

RVII’s investment objective is to seek long-term capital appreciation. RVII’s business and affairs are managed under the direction of the Board of Trustees (“RVII Board”), composed of five Trustees, three of whom are Independent Trustees.

C.	RVIII

RVIII is a newly formed Delaware statutory trust that was formed for the purpose of operating as a non-diversified, closed-end management investment company that intends to become registered under the 1940 Act. RVIII has not yet commenced operations. RVIII intends to qualify annually as a RIC under the Code. RVIII’s principal place of business is 85 Willow Road, Menlo Park, California, 94025.

RVIII’s investment objective is to seek long-term capital appreciation. RVIII’s business and affairs will be managed under the direction of the Board of Trustees (“RVIII Board”), composed of five Trustees, three of whom are expected to be Independent Trustees.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	RVLS

RVLS is a newly formed Delaware statutory trust that was formed for the purpose of operating as an externally-managed, diversified, closed-end management investment company and that intends to elect to be regulated as a BDC under the 1940 Act. RVLS has not yet commenced operations. RVLS intends to qualify annually as a RIC under the Code. RVLS’s principal place of business is 85 Willow Road, Menlo Park, California, 94025.

RVLS investment objective is to seek long-term capital appreciation. RVLS’s business and affairs are managed under the direction of the Board of Trustees (“RVLS Board”) (together with the RVI Board, the RVII Board, the RVIII Board and any Future Regulated Fund’s board of directors or trustees, the “Board”), composed of five Trustees, three of whom are Independent Trustees.

E.	Robinhood Ventures and Robinhood Asset Management

Robinhood Ventures, a wholly-owned subsidiary of Robinhood Markets, is registered under the Advisers Act and serves as the investment adviser to RVI, RVII, and RVLS pursuant to an investment advisory agreement, and will serve as the investment adviser to RVIII. Robinhood Ventures, Robinhood Asset Management, a wholly-owned subsidiary of Robinhood Markets, or another Adviser will serve as the investment adviser to any Future Regulated Fund. Each of Robinhood Ventures and Robinhood Asset Management is a Delaware limited liability company. Robinhood Asset Management is a registered investment adviser. Robinhood Asset Management does not currently serve as investment adviser to any Applicants.

Under the terms of an investment advisory agreement with each Existing Regulated Fund, Robinhood Ventures will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s officers and trustees regularly.

F.	Existing Proprietary Accounts

The Existing Proprietary Accounts will, from time to time, hold various financial assets in a principal capacity. Robinhood Markets has various business lines that it operates through its wholly-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the co-investment program have been included as Applicants herein. The Existing Proprietary Accounts are included on Schedule A hereto.

Each of Robinhood Europe and Robinhood Jersey is a wholly-owned subsidiary of Robinhood Markets, a publicly traded holding company. Robinhood Europe is authorized and regulated by the Bank of Lithuania as a financial brokerage firm and a crypto-asset service provider. Robinhood Jersey is a private limited company incorporated in Jersey that issues tokenized debt securities. The Adviser, Robinhood Europe and Robinhood Jersey are wholly-owned subsidiaries of Robinhood Markets, and may therefore be deemed under common control, and are thus affiliated persons of one another.

III.       ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.       Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any

“joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.       Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Robinhood Ventures and Robinhood Asset Management are wholly-owned by Robinhood Markets, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.       Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio

[10]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4.       No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the full Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6.       Dispositions:

(a)	Prior to any Disposition[17] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)	Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[18]

7.       Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.       STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.       Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[19]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.       PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.       PROCEDURAL MATTERS

A.       Communications

Please address all communications concerning this Application, the Notice and the Order to:

Christian Lymn

Aaron Ellias

85 Willow Road

Menlo Park, California 94025
(650) 761-7789

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Christopher P. Healey

Davis Polk & Wardwell LLP

1050 17th Street NW
Washington, DC 20036
(202) 962-7000
Christopher.Healey@davispolk.com

Oran Ebel

Davis Polk & Wardwell LLP

450 Lexington Avenue
New York, NY 10017
(212) 450-4000
Oran.Ebel@davispolk.com

B.       Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn

[20]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of October, 2026.

ROBINHOOD VENTURES FUND I

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES FUND II

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES FUND III

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES LIGHTSPEED FUND

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES DE, LLC

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	Chief Investment Officer

ROBINHOOD ASSET MANAGEMENT, LLC

By:	/s/ Stephanie Guild
	Name:	Stephanie Guild
	Title:	President

ROBINHOOD MARKETS, INC.

By:	/s/ Shiv Verma
	Name:	Shiv Verma
	Title:	Chief Financial Officer

ROBINHOOD EUROPE, UAB

By:	/s/ Laurynas Spangevičius
	Name:	Laurynas Spangevičius
	Title:	Chief Executive Officer

ROBINHOOD ASSETS (JERSEY) LIMITED

By:	/s/ Jordan Sinclair
	Name:	Jordan Sinclair
	Title:	Director

VERIFICATION

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

ROBINHOOD VENTURES FUND I

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES FUND II

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES FUND III

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES LIGHTSPEED FUND

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	President

ROBINHOOD VENTURES DE, LLC

By:	/s/ Sarah Pinto
	Name:	Sarah Pinto
	Title:	Chief Investment Officer

ROBINHOOD ASSET MANAGEMENT, LLC

By:	/s/ Stephanie Guild
	Name:	Stephanie Guild
	Title:	President

ROBINHOOD MARKETS, INC.

By:	/s/ Shiv Verma
	Name:	Shiv Verma
	Title:	Chief Financial Officer

ROBINHOOD EUROPE, UAB

By:	/s/ Laurynas Spangevičius
	Name:	Laurynas Spangevičius
	Title:	Chief Executive Officer

ROBINHOOD ASSETS (JERSEY) LIMITED

By:	/s/ Jordan Sinclair
	Name:	Jordan Sinclair
	Title:	Director

Schedule A

Existing Proprietary Accounts

Robinhood Markets, Inc.

Robinhood Europe, UAB

Robinhood Assets (Jersey) Limited

Appendix A

Resolutions of the Board of Trustees

Robinhood Ventures Fund I (the “Fund”)

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted January 21, 2026

Appendix B

Resolutions of the Initial Trustee

Robinhood Ventures Fund II (the “Fund”)

WHEREAS, the Initial Trustee deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted May 19, 2026

Appendix C

Resolutions of the Initial Trustee

Robinhood Ventures Fund III (the “Fund”)

WHEREAS, the Initial Trustee deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted June 24, 2026

Appendix D

Resolutions of the Initial Trustee

Robinhood Ventures Lightspeed Fund (the “Fund”)

WHEREAS, the Initial Trustee deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted June 24, 2026